UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF 2010 ANNUAL RESULTS

SUMMARY

Financial
The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) is pleased to announce the audited results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2010.

Highlights include:

Sales increased by 45.3% from US$1,070.4 million for 2009 to US$1,554.8 million for 2010, primarily due to an increase in overall wafer shipment. For the full year 2010, the overall wafer shipments were 1,985,974 units of 8-inch equivalent wafers, up 44.3% year-on-year.

The average selling price1 of the wafers the Company shipped increased by 0.6% from US$778 per wafer to US$783. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 47.5% to 54.5% between these two periods.

This announcement is made pursuant to Rules 13.09(1) and 13.49(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

The Board of Directors of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2010 as follows:

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements about the outlook for 2011, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

BUSINESS REVIEW

SMIC under the direction of new senior management, continued to expand its product portfolio and customer base despite the challenging business environment in 2010. Still, the Company continued to benefit from its strategic position in China — the largest and fastest growing integrated circuits market, and saw a steady growth in the region, in particular, through the implementation of the stimulus package that stirred strong domestic demand. As our business began to grow and improve in 2010, with our utilization rate rebounding to 96.8% in the fourth quarter, we also saw a significant growth in the revenue generated from the more advanced technology nodes of 0.13-micron and below.

Financial Overview

During 2010, we generated US$694.6 million in cash from operations. Capital expenditures in 2010 totaled $728 million, which was mainly allocated to 65-nanometer, 45-nanometer and 32-nanometer research and development and 12-inch advanced technology expansion and development in our Beijing Fab. Looking ahead, we will continue to increase capital expenditures, improve efficiency, foster innovation, and enhance our financial position as we continue for sustained profitability.

Customers and Markets

SMIC serves a global customer base, comprised of leading IDMs, fabless semiconductor companies, and system companies. Leveraging on our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 39% to the overall revenue for 2010, an increase from 35% in 2009.

Geographically, North American customers, which contributed 55% of the overall revenue, remained as the largest customer base for SMIC in 2010, displaying a strong growth in the advanced nodes. In other regions, Mainland China customers contributed 28% of the total revenue in 2010, followed by Taiwan customers at 11%.

Communication applications, which contributed 49% of our overall revenue, continued to be our strongest sector. Similarly, contribution from consumer applications also grew from 38% of revenue in 2009 to 40% in 2010. Our North American customers, which include leading IDM and fabless IC companies, showed strong demand in communications products, mainly in mobile, networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for both consumer and communications products, including digital television (DTV), set-top box (STB), mobile, portable media player (PMP), and PDA applications.

In terms of revenue breakdown by technology node, revenue contribution from business at the 0.13-micron node and below business has grown to 52% in 2010 as compared to 48% in 2009, while revenue from 65nm technology revenue contributed 5% of wafer revenue in 2010. In addition, our 45-nanometer low-power technology development is on schedule, while we have extended our technology offering down to 40nm, plus an extension to include 55-nanometer.

In 2010, we engaged 41 new customers, and the majority of them were Chinese fabless companies, where we experienced the fastest growth. Notably, our China business has been growing steadily not only from a revenue perspective, but also based on the number of new designs using more advanced technology nodes — some pursuing 65-nanometer. This trend also signifies that China is quickly catching up to the rest of the world in terms of its innovation and design capabilities. Promising new players with innovative designs and applications continue to emerge among the Chinese fabless companies, and we are producing a broad range of applications for them, including CMOS image sensor (CIS), Mobile CMMB, HDTV, RFID, wireless and other products. To this end, SMIC remains committed to collaborating with our existing and new customers in China, and further solidifying our position as the leading foundry in the market. At the same time, we will also continue to expand our presence in the global arena.

Research and Development

In 2010, our research and development expenses were $174.9 million, which represented 11.2% of our sales.

The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. SMIC in 2010 has achieved many significant milestones. Early on in the year, the Company shipped 100,000 8-inch wafers to Galaxycore using CMOS image sensor (CIS) process technology. In May, Synopsys announced the immediate availability of silicon-proven and USB logo-certified DesignWare USB 2.0 nanoPhy intellectual property for 65-nanometer (nm) low-leakage (LL) process technology. In addition, the Company has longstanding partnership with leading fabless companies to include 65nm LL and 40nm LL process technologies. For system-on-chip (SOC) front, ARM and SMIC agreed to collaborate on the development of ARM leading physical IP library platform for 65nm LL and 40nm LL technology process nodes. Our 65nm LL technology successfully moves to volume production, an accumulative wafer shipped has achieved over 10,000 pieces since mass production began in Q3 2009, mostly implemented at our 300mm facility in Beijing.

We employ approximately over 451 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities around the world and in China.

Outlook for 2011

Our overall outlook for 2011 is positive as we see a growing foundry market supporting an overall strengthening of our Company’s foundation.

The Company broke even on both net and operating income levels in 2010, and we target sustainable profitability going forward. Our product mix continues to improve as our 65-nanometer continues to ramp up, and as our customers migrate to more advanced technology nodes that have higher ASP. Our capital expenditure spending in 2011 is being focused on products with higher ASP where our customer demand is, namely in 12-inch production.

The overall foundry market is better, and furthermore the China market looks even stronger. We continue to work hard and to seize opportunities to improve our business in this year of growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2008, 2009 and 2010 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2006 and 2007 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with U.S. GAAP.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$1,465,323	$1,549,765	$1,353,711	$1,070,387	$1,554,788
Cost of sales(1)	1,338,155	1,397,038	1,412,851	1,184,589	1,244,714
Gross profit (loss)	127,168	152,727	(59,140)	(114,202)	310,074
Operating expenses (income):
Research and development	94,171	97,034	102,240	160,754	174,900
General and administrative	47,365	74,490	67,036	218,688	43,762
Selling and marketing	18,231	18,716	20,661	26,566	29,498
Litigation settlement	—	—	—	269,637	—
Amortization of acquired intangible assets	24,393	27,071	32,191	35,064	27,168
Impairment loss of long-lived assets	—	—	106,741	138,295	8,442
Gain (loss) from sale of plant and equipment
and other fixed assets	(43,122)	(28,651)	(2,877)	3,832	(658)
Other operating income	—	—	—	—	(16,493)
Total operating expenses, net	141,038	188,659	325,992	852,836	266,619
Income (loss) from operations	(13,870)	(35,932)	(385,132)	(967,038)	43,454
Other expenses:
Interest income	14,916	12,349	11,542	2,591	4,127
Interest expense	(50,926)	(37,936)	(50,767)	(24,699)	(22,655)
Change in the fair value of commitment to issue shares and
warrants	—	—	—	(30,101)	(29,815)
Foreign currency exchange gain (loss)	(21,912)	11,250	11,425	7,302	5,025
Others, net	1,821	2,238	7,429	4,626	8,772
Total other expense, net	(56,101)	(12,100)	(20,371)	(40,281)	(34,547)
Income (Loss) before income tax	(69,971)	(48,032)	(405,503)	(1,007,319)	8,907
Income tax benefit (expense)	24,928	29,720	(26,433)	46,624	4,818
Gain (Loss) from equity investment	(4,201)	(4,013)	(444)	(1,782)	285
Net income (loss) before cumulative effect of a change in
accounting principle	(49,244)	(22,324)	(432,380)	(962,478)	14,011
Cumulative effect of a change in accounting principle	5,154	—	—	—	—
Net income (loss)	(44,090)	(22,324)	(432,380)	(962,478)	14,011
Accretion of interest to noncontrolling interest	(19)	2,856	(7,851)	(1,060)	(1,050)
Loss attributable to non-controlling interest	—	—	—	—	140
Income (loss) attributable to holders of ordinary shares	(44,109)	(19,468)	(440,231)	(963,537)	13,100
Earnings (loss) per share, basic	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Earnings (loss) per share, diluted	$(0.00)	$(0.00)	$(0.02)	$(0.04)	$0.00
Shares used in calculating basic earnings (loss) per share(2)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	24,258,437,559
Shares used in calculating diluted earnings (loss) per share(2)	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084	25,416,597,405

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation.

	As of December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$363,620	$469,284	$450,230	$443,463	$515,808
Restricted cash	—	—	6,255	20,360	161,350
Short-term investments	57,951	7,638	19,928	—	2,454
Accounts receivable, net of allowances	252,185	298,388	199,372	204,290	206,623
Inventories	275,179	248,310	171,637	193,705	213,404
Total current assets	1,049,666	1,075,302	926,858	907,058	1,179,102
Prepaid land use rights	38,323	57,552	74,293	78,112	78,798
Plant and equipment, net	3,244,401	3,202,958	2,963,386	2,251,614	2,351,863
Total assets	4,541,292	4,708,444	4,270,622	3,524,077	3,902,693
Total current liabilities	677,362	930,190	899,773	1,031,523	1,399,345
Total long-term liabilities	817,710	730,790	578,689	661,472	294,806
Total liabilities	1,495,072	1,660,980	1,478,462	1,692,995	1,694,152
Non-controlling interest	38,800	34,944	42,795	34,842	39,004
Total equity	$3,007,420	$3,012,519	$2,749,365	$1,796,240	$2,169,537

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$(49,224)	$(22,324)	$(432,380)	$(962,478)	$14,011
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	919,616	706,277	761,809	748,185	584,242
Net cash provided by operating activities	769,649	672,465	569,782	283,566	694,613
Purchases of plant and equipment	(882,580)	(717,171)	(669,055)	(217,269)	(491,539)
Net cash used in investing activities	(917,369)	(643,344)	(761,713)	(211,498)	(583,713)
Net cash provided by (used in) financing activities	(74,440)	76,637	173,314	(78,902)	(37,851)
Net increase (decrease) in cash and cash equivalents	(222,177)	105,664	(19,054)	(6,767)	72,346
Other Financial Data:
Gross margin	8.7%	9.9%	–4.4%	–10.7%	19.9%
Operating margin	–0.9%	–2.3%	–28.5%	–90.3%	2.8%
Net margin	–3.0%	–1.3%	–32.5%	–90.0%	0.9%
Operating Data:
Wafers shipped (in units):
Total(1)	1,614,888	1,849,957	1,611,208	1,376,663	1,985,974

(1)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales
Sales increased by 45.3% from US$1,070.4 million for 2009 to US$1,554.8 million for 2010, primarily due to an increase in overall wafer shipment. For the full year 2010, the overall wafer shipments were 1,985,974 units of 8-inch equivalent wafers, up 44.3% year-on-year.

The average selling price1 of the wafers the Company shipped increased by 0.6% from US$778 per wafer to US$783. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 47.5% to 54.5% between these two periods.

1	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Cost of sales and gross profit (loss)
Cost of sales increase by 5.1% from US$1,184.6 million for 2009 to US$1,244.7 million for 2010. Out of the total cost of sales for 2010, US$497.6 million was attributable to depreciation of plant and equipment and another $2.8 million was attributable to share-based compensation costs. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs.

The Company had a gross profit of US$310.1 million for 2010 compared to a gross loss of US$114.2 million in 2009. Gross margins were 19.9% in 2010 compared to –10.7% in 2009. The increase in gross margins was due to market recovery from 2009 global recession and $75.5 million decrease in depreciation expense.

Operating income (expenses) and income (loss) from operations
Operating expenses decreased by 68.7% from US$852.8 million for 2009 to US$266.6 million for 2010 primarily due to charges related to settlement of litigation, bad debt provision and plant and equipment impairment loss in 2009.

Research and development expenses increased by 8.8% from US$160.8 million for 2009 to US$174.9 million for 2010, due to an increase in expenses associated with 65nm and 45nm technology development.

General and administrative expenses decreased by 80.0% to US$43.8 million for 2010 from US$218.7 million for 2009, primarily due to an increase in bad-debt provision in 2009.

Selling and marketing expenses increased by 11.1% from US$26.6 million for 2009 to US$29.5 million for 2010, due to an increase in sales and marketing activities.

The amortization of acquired intangible assets decreased from US$35.1 million for 2009 to US$27.2 million for 2010.

As a result, the Company’s income from operations was US$43.5 million in 2010 compared to loss from operations of US$967.0 million in 2009. Operating margin was 1.4% and (90.3)%, for 2010 and 2009 respectively.

Other income (expenses)
Other expenses decreased from US$40.3 million in 2009 to US$34.5 million in 2010. Total foreign exchange gain, combining the operating and non-operating activities, was US$5.0 million in 2010 as compared to US$7.3 million in 2009.

Net income (loss)
Due to the factors described above, the Company recorded a net income of US$14.0 million in 2010 compared to a net loss of US$962.5 million in 2009.

Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2010, 2009 and 2008 amounted to US$1.1 million, US$115.8 million, and US$1.3 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2010, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
					After
Contractual obligations	Total	1 year	1–2 years	3–5 years	5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$372,055	$372,055	$—	$—	$—
Secured long-term loans	512,055	333,459	178,596	—	—
Purchase obligations(1)	641,076	641,076	—	—	—
Other long-term obligations(2)	90,717	34,390	28,560	27,767	—
Total contractual obligations	$1,615,903	$1,380,980	$207,156	$27,767	$—

(1)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(2)	Includes the settlement with TSMC for an aggregate of $200 million payable in installments over five years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2010, the Company’s outstanding long-term liabilities primarily consisted of US$512.0 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR +1.00%. In August 2010, the facility was fully repaid.

2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of US$80 million and RMB200 million, respectively, with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year loan facility will be used to finance future expansion and general corporate requirement for SMIC Shanghai’s 12-inch fab. As of December 31, 2010, SMIC Shanghai had drawn down US$80 million and RMB200 million (US$29.4 million), respectively, on this loan facility. The principal amount is repayable in June 2011. In 2010, the interest rate on the loan ranged from 2.00% to 4.86%. The interest expense incurred in 2010 and 2009 was US$3.6 million and US$1.3 million, respectively, of which US$1.1 million and US$0.1 million were capitalized as additions to assets under construction in 2010 and 2009, respectively.

The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$366 million as of December 31, 2010.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. This facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2010, SMIC Beijing had repaid US$309.9 million. On June 26, 2009, SMIC Beijing amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rate on this loan facility in 2010 ranged from 2.64% to 2.95%. The interest expense incurred in 2010, 2009 and 2008 was US$8.4 million, US$10.2 million and US$25.6 million, of which US$2.8 million, US$0.5 million and US$1.6 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment with an original cost of US$1,314 million as of December 31, 2010.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses <1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability –borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants as of December 31, 2010.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

As of December 31, 2010, SMIC Tianjin had drawn down EUR15.1 million, the interest rate on the loan ranged from 0.97% to 2.19%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.04 million, US$0.2 million and US$0.6 million of which nil, US$0.03 million and US$0.1 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively. As of December 31, 2010, the borrowing of SMIC Tianjin was fully repaid.

As of December 31, 2010, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR37.7 million. As of December 31, 2010, the remaining balance is EUR19.2 million, the equivalent of US$25.4 million. In 2010, the interest rate on the loan ranged from 0.99% to 2.58%. The interest expenses incurred in 2010, 2009 and 2008 were US$0.6 million, US$1.1 million and US$2.1 million, of which US$0.2 million, US$0.03 million and US$0.7 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2010.

2006 Loan Facility (SMIC Tianjin). In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2010, SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2010. SMIC Tianjin had early repaid US$172.7 million. In 2010, the interest rate on the loan ranged from 1.69% to 2.00%. The interest expenses incurred for the years ended December 31, 2010, 2009 and 2008 were US$2.3 million, US$8.0 million and US$9.1 million, of which nil, US$1.55 million and US$1.8 million were capitalized as additions to assets under construction in 2010, 2009 and 2008, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$627 million as of December 31, 2010.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement:
  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
SMIC Tianjin has complied with these covenants as of December 31, 2010.

Short-term Credit Agreements. As of December 31, 2010, the Company had twenty short-term credit agreements that provided total credit facilities up to US$582.8 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down US$372.0 million under these credit agreements and US$210.8 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$13 million, which is secured by term deposits. The interest expense incurred in 2010 was US$12.0 million. The interest rate on the loans ranged from 1.11% to 5.84% in 2010.

Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$7.2 million, US$5.1 million and US$10.7 million in 2010, 2009, and 2008, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2010, 2009, and 2008, the Company recorded amortization expenses relating to the capitalized interest of US$6.9 million, US$8.4 million, and US$6.9 million, respectively.

Commitments
As of December 31, 2010, the Company had commitments of US$83.0 million for facilities construction obligations in Chengdu, Beijing, Tianjin, Shanghai, and Shenzhen. The Company had commitments of US$558.1 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and Shenzhen fabs.

Debt to Equity Ratio
As of December 31, 2010, the Company’s debt to equity ratio was approximately 41% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total equity.

Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging” (“ASC 815”).

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts
As of December 31, 2010, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$92.9 million. As of December 31, 2010, the fair value of foreign currency forward exchange contracts was approximately US$0.2 million, which is recorded in other current assets. The foreign currency exchange contracts will mature during 2011.

The Company had US$9 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which matured in 2010.

The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which matured in 2009.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of		As of		As of
	December 31, 2010		December 31, 2009		December 31, 2008
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2010	Fair Value	2009	Fair Value	2008	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	10,175	(90)	21,265	(390)	31,144	(440.8)

(Receive Rmb/Pay US$)
Contract Amount	82,685	305	(12,236)	(39)	189,543	(3,069.5)
Total Contract Amount	92,860	215	9,029	(429)	220,687	(3,510.3)

Outstanding Cross Currency Swap Contracts
As of December 31, 2010, the Company had outstanding cross currency swap contracts with notional amounts of US$11.3 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2010, the fair value of cross currency swap contracts was approximately a liability of US$1.3 million, which is recorded in accrued expenses and other current liabilities. The cross currency swap contracts will mature in 2012.

Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2010. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2011	2012
	(Forecast)
	(in US$ thousands, except
	percentages)
US$ denominated
Average balance	310,181	103,738
Average interest rate	2.04%	2.26%
EUR denominated
Average balance	15,388	3,245
Average interest rate	1.61%	1.96%
Weighted average forward interest rate	2.01%	2.25%

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

		Year ended December 31,
	NOTES	2010	2009	2008
Sales	24	$1,554,788,587	$1,070,387,103	$1,353,711,299
Cost of sales		1,244,714,305	1,184,589,553	1,412,851,079
Gross profit (loss)		310,074,282	(114,202,450)	(59,139,780)
Operating expenses (income):
Research and development		174,900,381	160,753,629	102,239,779
General and administrative	22	43,762,351	218,688,042	67,036,672
Selling and marketing		29,498,495	26,565,692	20,661,254
Amortization of acquired intangible assets		27,167,870	35,064,589	32,191,440
Impairment loss of long-lived assets	11	8,442,050	138,294,783	106,740,667
Loss (gain) from sale of plant and equipment
and other fixed assets	10	(658,535)	3,832,310	(2,877,175)
Litigation settlement	27	—	269,637,431	—
Other operating income	2(o)	(16,493,049)	—	—
Total operating expenses, net		266,619,563	852,836,476	325,992,637
Income (loss) from operations	31	43,454,719	(967,038,926)	(385,132,417)
Other income (expense):
Interest income		4,127,252	2,591,284	11,542,339
Interest expense		(22,655,830)	(24,699,336)	(50,766,958)
Change in the fair value of commitment to issue
shares and warrants	27	(29,815,453)	(30,100,793)	—
Foreign currency exchange gain		5,024,930	7,302,121	11,425,279
Others, net		8,771,701	4,626,008	7,428,721
Total other expense, net		(34,547,400)	(40,280,716)	(20,370,619)
Income (loss) before income tax		8,907,319	(1,007,319,642)	(405,503,036)
Income tax benefit (expense)	18	4,818,497	46,624,242	(26,432,993)
Gain (loss) from equity investment	13	284,830	(1,782,142)	(444,211)
Net income (loss)		14,010,646	(962,477,542)	(432,380,240)
Accretion of interest to noncontrolling interest		(1,050,000)	(1,059,663)	(7,850,880)
Loss attributable to noncontrolling interest		139,751	—	—
Income (loss) attributable to Semiconductor
Manufacturing
International Corporation		13,100,397	(963,537,205)	(440,231,120)
Earnings (loss) per share, basic	21	$0.00	$(0.04)	$(0.02)
Earnings (loss) per share, diluted	21	$0.00	$(0.04)	$(0.02)
Shares used in calculating basic earnings (loss)
per share	21	24,258,437,559	22,359,237,084	18,682,544,866
Shares used in calculating diluted earnings (loss)
per share	21	25,416,597,405	22,359,237,084	18,682,544,866

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	NOTES	2010	2009	2008
ASSETS
Current assets:
Cash and cash equivalents		$515,808,332	$443,462,514	$450,229,569
Restricted cash	5	161,350,257	20,360,185	6,254,813
Short-term investments	4	2,453,951	—	19,928,289
Accounts receivable, net of allowances of
$49,373,296, $96,144,543 and $5,680,658 at
December 31, 2010, 2009 and 2008, respectively	7, 22	206,622,841	204,290,545	199,371,694
Inventories	8	213,404,499	193,705,195	171,636,868
Prepaid expense and other current assets		75,824,180	28,881,866	56,299,086
Receivable for sale of equipment and other fixed
assets		—	—	23,137,764
Assets held for sale	9	—	8,184,462	—
Current portion of deferred tax assets	18	3,638,427	8,173,216	—
Total current assets		1,179,102,487	907,057,983	926,858,083

Prepaid land use rights		78,798,287	78,111,788	74,293,284
Plant and equipment, net	10	2,351,862,787	2,251,614,217	2,963,385,840
Acquired intangible assets, net	12	173,820,851	182,694,105	200,059,106
Deferred cost, net	27	—	—	47,091,516
Equity investment	13	9,843,558	9,848,148	11,352,186
Other long-term assets		215,178	391,741	1,895,337
Deferred tax assets	18	109,050,066	94,358,635	45,686,470
TOTAL ASSETS		$3,902,693,214	$3,524,076,617	$4,270,621,822

	December 31,
	NOTES	2010	2009	2008
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	14	$515,577,285	$228,882,804	$185,918,539
Short-term borrowings	16	372,055,279	286,864,063	201,257,773
Current portion of long-term debt	16	333,458,941	205,784,080	360,628,789
Accrued expenses and other current liabilities		146,986,675	111,086,990	122,173,803
Current portion of promissory notes	15	29,374,461	78,608,288	29,242,001
Commitment to issue shares and warrants relating
to litigation settlement	27	—	120,237,773	—
Income tax payable		1,892,691	58,573	552,006
Total current liabilities		1,399,345,332	1,031,522,571	899,772,911
Long-term liabilities:
Non-current portion of promissory notes	15	56,327,268	83,324,641	23,589,958
Long-term debt	16	178,596,008	550,653,099	536,518,281
Long-term payables relating to license agreements	17	—	4,779,562	18,169,006
Other long-term liabilities	26	58,788,806	21,679,690	—
Deferred tax liabilities	18	1,094,257	1,035,164	411,877
Total long-term liabilities		294,806,339	661,472,156	578,689,122
Total liabilities		1,694,151,671	1,692,994,727	1,478,462,033
Non-controlling interest	19	39,004,168	34,841,507	42,795,288
Commitments	23
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000
shares authorized, 27,334,063,747,
22,375,886,604, and 22,327,784,827 shares
issued and outstanding at December 31, 2010,
2009 and 2008, respectively		10,933,625	8,950,355	8,931,114
Additional paid-in capital		3,858,642,606	3,499,723,153	3,489,382,267
Accumulated other comprehensive loss		(1,092,291)	(386,163)	(439,123)
Accumulated deficit		(1,698,946,565)	(1,712,046,962)	(748,509,757)
Total equity		2,169,537,375	1,796,240,383	2,749,364,501
TOTAL LIABILITIES, NONCONTROLLING INTEREST
AND EQUITY		$3,902,693,214	$3,524,076,617	$4,270,621,822
Net current (liabilities) assets		$(220,242,845)	$(124,464,588)	$27,085,172
Total assets less current liabilities		$2,503,347,882	$2,492,554,046	$3,370,848,911

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

				Accumulated
				other			Total
	Ordinary		Additional	comprehensive	Accumulated	Total	comprehensive
	Share	Amount	paid-in capital	loss	deficit	equity	loss
Balance at January 1, 2008	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	$(19,561,868)
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)
Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)
Exercise of stock options	140,645,464	56,258	2,161,420	—	—	2,217,678	—
Issuance of ordinary shares relating to litigation settlement	1,789,493,218	715,797	137,050,128	—	—	137,765,925	—
Issuance of warrant relating to
litigation settlement	—	—	13,002,275	—	—	13,002,275	—
Issuance of ordinary shares	3,028,038,461	1,211,215	197,910,997	—	—	199,122,212	—
Share-based compensation	—	—	8,794,633	—	—	8,794,633	—
Net income	—	—	—	—	13,100,397	13,100,397	13,100,397
Foreign currency translation adjustments	—	—	—	(706,128)	—	(706,128)	(706,128)
Balance at December 31, 2010	27,334,063,747	$10,933,625	$3,858,642,606	$(1,092,291)	$(1,698,946,565)	$2,169,537,375	$12,394,269

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2010	2009	2008
Operating activities:
Net income (loss)	$14,010,646	$(962,477,542)	$(432,380,240)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	(10,097,549)	(56,222,094)	11,035,809
(Gain) loss from sale of plant and equipment and other fixed
assets	(658,535)	3,832,310	(2,877,175)
Depreciation	584,241,805	748,185,169	761,808,822
Non-cash interest expense on promissory notes and long-term
payables relating to license agreements	4,038,189	3,844,324	6,915,567
Amortization of acquired intangible assets	27,167,870	35,064,589	32,191,440
Share-based compensation	8,794,633	10,145,101	11,617,572
(Gain) loss from equity investment	(284,830)	1,782,142	444,211
Impairment loss of long-lived assets	8,442,050	138,294,783	106,740,667
Litigation settlement (non-cash portion)	—	239,637,431	—
Change in the fair value of commitment to issue shares
and warrants	29,815,453	30,100,793	—
Allowance for doubtful accounts	1,076,767	111,584,756	1,188,568
Other non-cash expense	711,469	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,402,228)	(95,382,736)	97,827,390
Inventories	(19,699,304)	(22,068,328)	76,672,897
Prepaid expense and other current assets	(46,335,851)	28,920,815	(23,968,264)
Prepaid land use right	(686,498)	—	—
Accounts payable	34,205,945	35,788,601	(76,827,049)
Accrued expenses and other current liabilities	53,406,989	11,349,772	(7,487)
Other long-term liabilities	37,109,116	21,679,690	—
Income tax payable	1,834,118	(493,433)	(600,624)
Changes in restricted cash relating to operating activities	(30,077,566)	—	—
Net cash provided by operating activities	694,612,689	283,566,143	569,782,104
Investing activities:
Purchase of plant and equipment	(491,538,600)	(217,269,234)	(669,054,599)
Proceeds from government subsidy to purchase plant and
equipment	26,876,268	54,125,325	4,181,922
Proceeds received from sale of assets held for sale	7,810,382	1,482,716	563,008
Proceeds from sale of plant and equipment	6,375,042	3,715,641	2,319,597
Purchase of intangible assets	(21,681,441)	(59,096,987)	(79,277,586)
Purchase of short-term investments	(25,812,871)	(49,974,860)	(291,007,766)
Sale of short-term investments	23,400,000	69,903,150	278,717,347
Change in restricted cash relating to investing activities	(110,912,506)	(14,105,371)	(6,254,813)
Purchase of equity investment	—	(278,103)	(1,900,000)
Net cash received upon purchase of a subsidiary	1,770,603	—	—
Net cash used in investing activities	(583,713,123)	(211,497,723)	(761,712,890)

	Year ended December 31,
	2010	2009	2008
Financing activities:
Proceeds from short-term borrowings	716,676,446	726,897,421	422,575,386
Repayment of short-term borrowings	(631,485,230)	(641,291,131)	(328,317,613)
Repayment of promissory notes	(80,000,000)	(15,000,000)	(30,000,000)
Proceeds from long-term debt	10,000,000	100,945,569	285,929,954
Repayment of long-term debt	(254,382,231)	(241,655,460)	(345,770,415)
Proceeds from exercise of employee stock options	2,217,678	215,026	796,269
Proceeds from issuance of ordinary shares	199,122,212	—	168,100,000
Redemption of noncontrolling interest	—	(9,013,444)	—
Net cash (used in) provided by financing activities	(37,851,125)	(78,902,019)	173,313,581
Effect of exchange rate changes	(702,623)	66,544	(437,239)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,345,818	(6,767,055)	(19,054,444)
CASH AND CASH EQUIVALENTS,
beginning of year	443,462,514	450,229,569	469,284,013
CASH AND CASH EQUIVALENTS, end of year	$515,808,332	443,462,514	$450,229,569
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$3,444,934	9,636,901	$15,997,808
Interest paid	$33,686,823	37,934,992	$54,423,059
SUPPLEMENTAL DISCLOSURES OF NON-CASH,
INVESTING AND FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(342,373,019)	(105,618,026)	$(99,592,362)
Long-term payable for acquired intangible assets	$(5,015,672)	$(28,966,666)	$(70,100,000)
Receivable for sales of manufacturing equipment	$—	$23,137,764	$17,231,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report. The Company is an investment holding company. Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks. The principal subsidiaries and their activities are set out in Appendix 1.

2.	Summary of Significant Accounting Policies

	(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

	(b)	Principles of consolidation
The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and its consolidated affiliate. All inter-company transactions and balances have been eliminated upon consolidation.

	(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates. The Company believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

	(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

	(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government subsidies for fab construction and certain research and development projects.

2.	Summary of Significant Accounting Policies (continued)

	(f)	Investments
Short-term investments primarily consist of trading securities, which are recorded at fair value with unrealized gains and losses included in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity investments only include non- marketable investments.

	(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

The change in the allowances for doubtful accounts is as follows:

Allowances for accounts receivable	2010	2009	2008
Balance, beginning of year	$96,144,543	$5,680,658	$4,492,090
Provision recorded during the year	1,076,767	94,704,790	1,301,556
Write-offs in the year	(19,348,014)	(4,240,905)	(112,988)
Recovered in the year	(28,500,000)	—	—
Balance, end of year	$49,373,296	$96,144,543	$5,680,658

As more fully described in Note 22, the Company collected $28,500,000 from a managed government-owned foundry during the year ended December 31, 2010 for which a specific allowance had been previously provided.

Allowances for receivable for sale of Equipment and
other fixed assets	2010	2009	2008
Balance, beginning of year	$21,120,871	$—	$—
Provision recorded during the year	—	21,120,871	—
Write-offs in the year	(17,176,667)	—	—
Recovered in the year	—	—	—
Balance, end of year	$3,944,204	$21,120,871	$—

2.	Summary of Significant Accounting Policies (continued)

	(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

	(i)	Prepaid land use rights
Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

	(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized, net of government subsidies received. Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years.

(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on our asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis.

2.	Summary of Significant Accounting Policies (continued)

	(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales- related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

	(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31
	2010	2009	2008
Total actual interest expense (non-litigation)	$34,016,123	$41,421,385	$70,735,520
Recorded in the consolidated statements of
operations	(22,655,830)	(24,699,336)	(50,766,958)
Gross capitalized interest	11,360,293	16,722,049	19,968,562
Government subsidies	(4,190,735)	(11,617,950)	(9,308,764)
Net capitalized interest	$7,169,558	$5,104,099	$10,659,798

(o)	Government subsidies
Government subsidy is recognized when it is earned. The Company received subsidies of $109,079,381, $97,598,972 and $73,600,743 in 2010, 2009 and 2008, respectively. The Company recorded $4,190,735, $11,617,950 and $9,308,764 as a reduction of interest expense, $32,830,375, $31,855,697 and $56,967,187 as a reduction of operating expenses and $26,685,296, $57,257,456 and $4,181,922 as a reduction of the cost of fixed assets or construction in progress in 2010, 2009 and 2008, respectively. The Company recorded $16,493,049, $nil and $nil as other operating income in 2010, 2009 and 2008, respectively, as such amounts were unrestricted as to use and given the Company’s historical and expected future receipt of further subsidies. The Company records amounts received in advance of conditions being met in order to earn the subsidy as deferred liabilities.

2.	Summary of Significant Accounting Policies (continued)

	(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

	(q)	Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

	(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

	(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

	(t)	Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of equity and comprehensive income (loss).

2.	Summary of Significant Accounting Policies (continued)

	(u)	Fair value
The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a through analysis of the assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables, accounts receivables and receivables for sale of equipments. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2010. The Company’s other financial instruments that are not recorded at fair value are not significant.

2.	Summary of Significant Accounting Policies (continued)

	(v)	Share-based compensation
The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

	(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

	(x)	Recently issued accounting standards
In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition — Milestone Method (Topic 605)”. This guidance is to provide on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Research or development arrangements frequently include payment provisions whereby a portion or all of the consideration is contingent upon milestone events such as successful completion of phases in a study or achieving a specific result from the research or development efforts. Specifically, this guidance amends the affect vendors that provide research or development deliverables in an arrangement in which one or more payments are contingent upon achieving uncertain future events or circumstances. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive should based on: (1) be commensurate with either of the following: (a) the vendor’s performance to achieve milestone, (b) the enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (2) relate solely to past performance; or (3) be reasonable relative to all deliverables and payment terms in the arrangement. In addition, a vendor that is affected by the amendments required to provide all of the following: (1) a description of the overall arrangement; (2) a description of each milestone and related contingent consideration; (3) a determination of whether each milestone is considered substantive; (4) the factors that the entity considered in determining whether the milestone or milestones are substantive; or (5) the amount of consideration recognized during the period for the milestone or milestones. This guidance is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption of ASU 2010-17 will not have a material impact on the Company’s consolidated financial position or result of operations.

	(y)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods as their effects would be anti-dilutive.

3.	Fair Value

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$694,795	$—	$2,204,383
Cross-currency interest rate swap
contracts	—	—	—	291,694
Derivative assets measured at fair value	$—	$694,795	$—	$2,496,077
Liabilities:
Forward foreign exchange contracts	$—	$(479,735)	$—	$(4,169,805)
Interest rate swap contracts	—	(1,380,454)	—	(957,678)
Cross-currency interest rate swap
contracts	—	(1,292,475)	—	(949,068)
Derivative liabilities measured at fair
value	$—	$(3,152,664)	$—	$(6,076,551)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest rate swap
contracts	—	388,913	—	(519,099)
Commitment to issue shares and
warrants relating to litigation
settlement		120,237,773		(30,100,793)
Derivative liabilities measured at fair
value	$—	$121,639,819	$—	$(34,582,462)

3.	Fair Value (continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest rate swap
contracts	—	873,040	—	2,324,228
Derivative assets measured at fair value	$—	$1,538,624	$—	$6,674,610
Liabilities:
Forward foreign exchange contracts	$—	$4,175,889	$—	$(10,809,932)
Cross-currency interest rate swap
contracts	—	1,233,129	—	(1,670,195)
Derivative liabilities measured at fair
value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

Assets Measured at Fair Value on a Nonrecurring Basis

Fair value of long-lived assets held and used was determined by discounted cash flow technique, which includes the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Estimates of future cash flows used to test the recoverability of a long-lived asset incorporated the Company’s own assumptions about its use of the asset and considered all available evidence. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants.

The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets
held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets
held for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

3.	Fair Value (continued)

Assets Measured at Fair Value on a Nonrecurring Basis (continued)

In 2009, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million. In addition, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million. All such amounts were included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2009.

Fair Value Measurements at December 31, 2008 Using
Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Losses
Description	(Level 1)	(Level 2)	(Level 3)
Long-lived assets held and used	$—	$—	$916,958,304	$(105,774,000)
	$—	$—	$916,958,304	$(105,774,000)

In 2008, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in impairment loss of long-lived assets in the consolidated statements of operations for the year ended December 31, 2008.

4.	Short-term Investments

As of December 31, 2010, 2009 and 2008, the Company has the following short-term investments, respectively:

	Debt instruments maturing in one year
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2010	$2,453,235	$716	$—	$2,453,951
December 31, 2009	$—	$—	$—	$—
December 31, 2008	$19,928,289	$—	$—	$19,928,289

5.	Restricted Cash

As of December 31, 2010, restricted cash consisted of $128,818,265 of bank time deposits pledged against letters of credit and short-term borrowings, and $32,531,992 government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects. As of December 31, 2009 and 2008, the Company held $20,360,185 and $6,254,813 of bank time deposits pledged against letters of credit and short-term borrowings, respectively.

6.	Derivative Financial Instruments

The Company has the following notional amount of derivative instruments:

	December 31
	2010	2009	2008
Forward foreign exchange contracts	$92,859,692	9,028,995	$220,687,295
Interest rate swap contracts	76,000,000	54,000,000	—
Cross-currency interest rate swap contracts	11,279,915	24,699,730	36,731,630
	$180,139,607	$87,728,725	$257,418,925

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2010, 2009 and 2008, the change in fair value of forward contracts was presented in foreign currency exchange gain in the consolidated statements of operations. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2010
Euro	7,682,707	$10,174,977
Renminbi	546,297,909	82,684,715
		$92,859,692
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)
		$9,028,995
As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004
		$220,687,295

In 2010, 2009 and 2008, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar. In 2010, 2009 and 2008, gains or losses on the interest rate swap contracts were recognized as interest expense in the consolidated statements of operations. As of December 31, 2010, 2009 and 2008, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2010
Euro	8,517,000	$11,279,915
As of December 31, 2009
Euro	17,219,555	$24,699,730
As of December 31, 2008
Euro	25,922,110	$36,731,630

6.	Derivative Financial Instruments (continued)

In 2010 and 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The fair values of each derivative instrument is follows:

	December 31
	2010	2009	2008
Forward foreign exchange contracts	$215,060	$(428,979)	$(3,510,305)
Interest rate swap contracts	(1,380,454)	(529,712)	—
Cross-currency interest rate swap contracts	(1,292,475)	114,638	(360,089)
	$(2,457,869)	$(844,053)	$(3,870,394)

As of December 31, 2010, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities.

7.	Accounts Receivable, Net of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts, is as follows:

	2010	2009	2008
Current	$174,378,643	$160,802,634	$108,109,977
Overdue:
Within 30 days	25,395,378	30,882,525	18,211,498
Between 31 to 60 days	3,033,340	1,641,710	6,073,500
Over 60 days	3,815,480	10,963,676	66,976,719
	$206,622,841	$204,290,545	$199,371,694

8.	Inventories

	2010	2009	2008
Raw materials	$79,037,913	$57,279,287	$76,299,347
Work in progress	86,234,857	102,538,543	53,674,794
Finished goods	48,131,729	33,887,365	41,662,727
	$213,404,499	$193,705,195	$171,636,868

In 2010, 2009 and 2008, inventory write downs of $19,893,861, $26,296,168, and $40,818,979 respectively, were recorded in cost of sales to reflect the lower of cost or market adjustments.

9.	Assets Held for Sale

In 2009, the Company committed to a plan to complete its exit from the DRAM business and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the following twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell. Fair value of long-lived assets held for sale was determined by the price that would be received to sell the asset in an orderly transaction between market participants. The impairment of $22,718,730 was recorded as a component of impairment loss in the consolidated statements of operation.

In 2010, the Company sold a portion of such assets for $7,611,775, resulting in a gain of $1,455,721. As of December 31, 2010, the Company concluded that the remaining assets of $4,756,260 would not been sold within the following 12 months and, accordingly, reclassified such assets to assets held and used.

10.	Plant and Equipment, Net

	2010	2009	2008
Buildings	$311,717,261	$293,225,129	$292,572,075
Facility machinery and equipment	565,829,867	552,373,720	534,251,063
Manufacturing machinery and equipment	5,584,906,496	5,398,887,677	5,367,843,256
Furniture and office equipment	78,075,574	74,206,691	76,210,542
Transportation equipment	2,109,425	1,890,082	1,768,949
	6,542,638,623	6,320,583,299	6,277,645,885
Less: accumulated depreciation	(4,902,754,755)	(4,299,836,387)	(3,657,309,884)
	1,639,883,868	2,020,746,912	2,615,336,001
Construction in progress	711,978,919	230,867,305	348,049,839
	$2,351,862,787	$2,251,614,217	$2,963,385,840

The Company recorded depreciation expense of $584,241,805, $746,684,986 and $760,881,076 for the years ended December 31, 2010, 2009 and 2008, respectively.

11.	Impairment of plant and equipment

In 2010, the Company recorded an impairment loss of $8,442,050 associated with the disposal of fixed assets with outdated technologies.

In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately five years.

12.	Acquired Intangible Assets, Net

	2010	2009	2008
Technology, Licenses and Patents
Cost:	$236,690,448	$346,792,269	$323,457,444
Accumulated Amortization and Impairment	(62,869,597)	(164,098,164)	(123,398,338)
Acquired intangible assets, net	$173,820,851	$182,694,105	$200,059,106

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $18,294,616, $23,334,825 and $1,022,081 in 2010, 2009 and 2008, respectively.

12.	Acquired Intangible Assets, Net (continued)

The Company recorded amortization expense of $27,167,870, $35,064,589 and $32,191,440 in 2010, 2009 and 2008 respectively. The Company expected to record amortization expenses related to the acquired intangible assets as follows:

Year	Amount
2011	$31,155,230
2012	$26,722,052
2013	$25,666,381
2014	$23,786,151
2015	$21,813,780

In 2010, 2009 and 2008, the Company recorded impairment losses of $nil, $5,630,236 and $966,667, respectively, for licenses related DRAM products that are no longer in use.

13.	Equity Investment

	December 31, 2010
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,665,455	30.0
Cost method investments (unlisted)	$2,178,103	Less than 20.0
	$9,843,558

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2010, the Company has concluded that no impairment exists related to its equity investments. The fair value of the Company’s cost-method investments were not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.

14.	Accounts Payable

An aging analysis of the accounts payable is as follows:

	2010	2009	2008
Current	$429,831,103	$174,834,213	$126,149,360
Overdue:
Within 30 days	42,087,271	25,335,474	26,524,678
Between 31 to 60 days	8,540,898	8,269,941	9,510,883
Over 60 days	35,118,013	20,443,176	23,733,618
	$515,577,285	$228,882,804	$185,918,539

15.	Promissory Note

In 2009, the Company reached a new settlement with TSMC as detailed in Note 27. Under this agreement, the remaining promissory note of $40,000,000 under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC $80,000,000 in 2010 and $45,000,000 in 2009, of which $15,000,000 was associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2010
		Discounted
Maturity	Face Value	value
2011	$30,000,000	$29,374,461
2012	30,000,000	28,559,710
2013	30,000,000	27,767,558
Total	90,000,000	85,701,729
Less: Current portion of promissory notes	30,000,000	29,374,461
Non-current portion of promissory notes	$60,000,000	$56,327,268

In 2010, 2009 and 2008, the Company recorded interest expense of $3,768,799, $2,070,569 and $2,532,795, respectively, relating to the amortization of the discount.

16.	Indebtedness

Short-term and long-term debts are as follows:

	2010	2009	2008
Short-term borrowings
from commercial banks (a)	$372,055,279	$286,864,063	$201,257,773
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$—	$127,840,000	$266,050,000
Shanghai USD & RMB loan	110,270,925	99,309,612	—
Beijing USD syndicate loan	290,062,000	300,060,000	300,060,000
EUR loan	25,422,023	50,227,567	72,037,070
Tianjin USD syndicate loan	86,300,000	179,000,000	259,000,000
	$512,054,948	$756,437,179	$897,147,070
Long-term debt by repayment schedule:
Within one year	$333,458,940	$205,784,080	$360,628,789
More than one year, but not exceeding two years	178,596,008	334,995,270	305,568,789
More than two years, but not exceeding five years	—	215,657,829	230,949,492
Total	$512,054,948	756,437,179	$897,147,070
Less: current maturities of long-term debt	333,458,941	205,784,080	360,628,789
Non-current maturities of long-term debt	$178,596,008	$550,653,099	$536,518,281

16.	Indebtedness (continued)

	(a)	Short-term borrowings from commercial banks
As of December 31, 2010, the Company had 20 short-term credit agreements that provided total credit facilities of up to $583 million on a revolving credit basis. As of December 31, 2010, the Company had drawn down $372 million under these credit agreements and $211 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $13 million, which is secured by term deposits. The interest expense incurred in 2010 was $12,037,913 of which $3,182,351 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+0.9% to 4.50%, which ranged from 1.11% to 5.84% in 2010.

As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down $287 million under these credit agreements and $50 million was available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for $20 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate was calculated as LIBOR+1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is available and determined as LIBOR+0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

	(b)	Long-term debt
Shanghai USD syndicate loan
In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%. In August 2010, the facility was fully repaid.

Shanghai USD & RMB loan
In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,012) with The Export-Import Bank of China. The principal amount is repayable at June 30, 2011.

The facility is secured by the manufacturing equipment located in SMIS’s 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIS’s 12-inch fab. The interest rates from the US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by equipment with an original cost of $366 million as of December 31, 2010.

16.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Beijing USD syndicate loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable starting from December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi- annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates before and after the amendment, calculated as LIBOR+1.60% and LIBOR+2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1,314 million as of December 31, 2010.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non- cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2010.

EUR loan
On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable and determined as EURIBOR+0.25%.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $115 million for SMIS as of December 31, 2010.

Tianjin USD syndicate loan
In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $627 million as of December 31, 2010.

16.	Indebtedness (continued)

	(b)	Long-term debt (continued)
Tianjin USD syndicate loan (continued)
The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non- cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2010.

Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai	Beijing USD		Tianjin USD
	Syndicate	USD & RMB	Syndicate		Syndicate
	Loan	Loan	Loan	EUR Loan	Loan
Balance at January 1, 2008	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—
Balance at December 31, 2008	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$21,809,503	$80,000,000
Balance at December 31, 2009	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000
Drawn down	—	$10,961,313	—	—	—
Repayment	$127,840,000	—	$9,998,000	$24,805,544	$92,700,000
Balance at December 31, 2010	—	$110,270,925	$290,062,000	$25,422,023	$86,300,000

17.	Long-term Payables Relating to License Agreements

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. The remaining payments under the agreements as of December 31, 2010 are $5,200,000 having a discounted value of $5,015,672 which will be mature in 2011.

These long-term payables were interest free, and the present value was discounted using the Company’s weighted- average borrowing rates 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2010, 2009 and 2008, the Company recorded interest expense of $269,390, $1,773,755 and $4,382,772, respectively, relating to the amortization of the discount.

18.	Income Taxes

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may to be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not profitable will take effect regardless whether the FIEs are profitable in 2008.

18.	Income Taxes (continued)

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No. 1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No. 1”). Pursuant to Circular No. 1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

On February 9, 2011, the State Council of China issued Guo Fa [2011] No. 4, the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries(“Circular No. 4”), to provide various incentives from tax, investment and financing, and R&D perspectives for the software and integrated circuit industries. In particular, Circular No. 4 reinstates certain EIT incentives stipulated by Circular No.1 for the software and integrated circular enterprises.

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)	SMIS
Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (five year full exemption followed by five year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when the SMIS utilized all accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 11% income tax rate in 2010 and 12%, 12.5% and 12.5% in the tax holiday through its expiry in 2013.

2)	SMIB and SMIT
In accordance with the Circular 18, Circular No. 1 and Circular No. 4, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses but no later than December 31, 2017. Both entities were in accumulative loss positions as of December 31, 2010 and the tax holiday has not begun to take effect.

3)	SMICD
Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (two year full exemption followed by three year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as at December 31, 2008 at the statutory rate of 25%. The applicable income tax rate for 2010, 2011, and 2012 is 12.5%, and thereafter is 25% respectively.

In 2010, the Company recorded withholding income tax expense of $1,836,851 for license income generated from its PRC subsidiaries.

18.	Income Taxes (continued)

	3)	SMICD (continued)
The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Japan subsidiary	$—	$—	$405,000
US subsidiary	210,000	252,000	223,812
European subsidiary	152,105	141,431	128,010

In 2010, 2009 and 2008, the Company had minimal taxable income in Hong Kong.

The provision for income taxes by tax jurisdiction is as follows:

	December 31
	2010	2009	2008
PRC
Current	$4,916,947	$40,949	$15,106
Adjustments on deferred tax assets and
liabilities for enacted changes in tax rate	—	(32,403,299)	20,542,716
Deferred	(10,097,549)	(23,818,794)	(9,506,907)
Other jurisdiction, current	362,105	9,556,902	15,382,078
Income tax (benefit) expense	$(4,818,497)	$(46,624,242)	$26,432,993

The income (loss) before income taxes by tax jurisdiction is as follows:
	December 31
	2010	2009	2008
PRC	$55,542,596	$(793,668,370)	$(291,664,135)
Other jurisdictions	(46,635,277)	(213,651,272)	(113,838,901)
	$8,907,319	$(1,007,319,642)	$(405,503,036)
Deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)
Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

18.	Income Taxes (continued)

	3)	SMICD (continued)
Details of deferred tax assets and liabilities are as follows:

	2010	2009	2008
Deferred tax assets:
Allowances and reserves	$3,102,688	$13,019,352	$4,732,017
Start-up costs	23,309,859	159,707	929,991
Net operating loss carry forwards	185,443,770	109,384,792	55,476,943
Unrealized exchange loss	—	6,006	33,228
Depreciation and impairment of fixed assets	62,068,769	79,104,144	59,224,163
Subsidy on long lived assets	148,473	479,818	479,817
Accrued expenses	2,382,856	1,936,337	603,274
Total deferred tax assets	276,456,415	204,090,156	121,479,433
Valuation allowance	(163,767,922)	(101,558,305)	(75,792,963)
Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Current portion of deferred tax assets	$3,638,427	$8,173,236	—
Non-current portion of deferred tax assets	109,050,066	94,358,635	45,686,470
Net deferred tax assets	$112,688,493	$102,531,851	$45,686,470
Deferred tax liability:
Capitalized interest	(1,049,162)	(1,035,164)	(411,877)
Unrealized exchange gain	(45,094)	—	—
Total deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)
Non-current portion of deferred tax liabilities	(1,094,256)	(1,035,164)	(411,877)
Total deferred tax liabilities	$(1,094,256)	$(1,035,164)	$(411,877)

The Company has no material uncertain tax positions as of December 31, 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2010, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2010, the Company’s PRC subsidiaries had net operating loss carry forward of $1,202.5 million, of which $70.6 million, $265.6 million, $322.1 million, $458.0 million and $86.2 million will expire in 2012, 2013, 2014, 2015 and 2016, respectively.

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2010, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

18.	Income Taxes (continued)

	3)	SMICD (continued)
Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2010		2009		2008
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible
for tax purpose	46.4%		(2.2%	)	(1.8%	)
Effect of tax holiday and tax concession	33.8%		(0.8%	)	0.0%
Expense (credit) to be
recognized in future periods	35.6%		(6.3%	)	8.2%
Changes in valuation allowances	30.0%		(0.7%	)	(15.6%	)
Effect of different tax rate of subsidiaries operating
in other jurisdictions	89.6%		(3.6%	)	(7.2%	)
Utilization of net operating loss carry forwards	(304.5)%		—		—
Changes of tax rate	—		3.2%		(5.1%	)
Effective tax rate	(54.1%	)	4.6%		(6.5%	)

The aggregate amount and per share effect of the tax holiday are as follows:
	2010		2009		2008
The aggregate dollar effect	$3,009,966		$7,979,279		$10,572
Per share effect — basic and diluted	$0.00		$0.00		$0.00

19.	Noncontrolling Interest

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased one million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed eight million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2010, 30 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the various noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of the net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2008	$34,944,408
Accretion of interest	7,850,880
Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507
Additional of Noncontrolling Interest	3,252,412
Loss attributed to noncontrolling interest	(139,751)
Accretion of interest	1,050,000
Balance at December 31, 2010	$39,004,168

20.	Share-based Compensation

The Company’s total share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 was $8,794,633, $10,145,101, and $11,617,572, respectively.

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2010, options to purchase 1,096,603,670 ordinary shares were outstanding, and options to purchase 204,962,557 ordinary shares were available for future grants.

As of December 31, 2010, the Company also has options to purchase 221,075,856 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining	Aggregated
	Number of	average	Contractual	Intrinsic
	options	exercise price	Term	Value
Options outstanding at
January 1, 2010	1,410,142,830	$0.10
Granted	604,275,518	$0.09
Exercised	(58,106,806)	$0.04
Cancelled	(638,632,016)	$0.09
Options outstanding at December 31, 2010	1,317,679,526	$0.11	6.72 years	$10,406,295
Vested or expected to vest at December 31,
2010	1,233,390,872	$0.11	6.23 years	$9,059,290
Exercisable at December 31, 2010	492,642,959	$0.13	4.27 years	$3,839,239

The total intrinsic value of options exercised in the year ended December 31, 2010, 2009 and 2008 was $2,572,660, $167,625 and $1,434,758, respectively.

The weighted-average grant-date fair value of options granted during the year 2010, 2009 and 2008 was $0.04, $0.02 and $0.05, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

The fair value of each option granted are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2010	2009	2008
Average risk-free rate of return	1.28%	1.18%	2.13%
Expected term	1–4 years	2–4 years	1–4 years
Volatility rate	60.83%	55.95%	46.82%
Expected dividend yield	—	—	—

20.	Share-based Compensation (continued)

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (which was subsequently amended and restated on June 3, 2010) (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the amended and restated 2004 EIP, the Company was authorized to issue up 1,015,931,725 ordinary shares, being the increased plan limit approved by its shareholders at the 2010 AGM, which is equivalent to 2.5% of its issued and outstanding ordinary shares as of March 31, 2010. As of December 31, 2010, 144,382,562 restricted share units were outstanding and 228,778,913 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1, 2010	53,625,777	$0.11
Granted	207,315,992	$0.10
Exercised	(82,247,855)	$0.10
Cancelled	(34,311,352)	$0.10
Outstanding at December 31, 2010	144,382,562	$0.10	8.91 years	$14,321,561
Vested or expected to vest at
December 31, 2010	124,028,443	$0.10	8.87 years	$12,041,247

Pursuant to the 2004 EIP, the Company granted 207,315,992, 787,797 and 41,907,100 RSUs in 2010, 2009, and 2008, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $20,169,232, $32,213 and $3,313,114 in 2010, 2009, and 2008, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,493,661, $3,370,893, and $5,644,789 in 2010, 2009, and 2008, respectively.

Unrecognized compensation cost related to non-vested share-based compensation.

As of December 31, 2010, there was $16,025,676 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.50 years.

21.	Reconciliation of Basic and Diluted Earnings (loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the years indicated:

	2010	2009	2008
Income (loss) attributable to Semiconductor Manufacturing
International Corporation ordinary shares holders	$13,100,397	$(963,537,205)	$(440,231,120)
Basic:
Weighted average ordinary shares outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Less: Weighted average ordinary shares
outstanding subject to repurchase	—	—	(41,066)
Weighted average shares used in computing basic
earnings (loss) per share	24,258,437,559	22,359,237,084	18,682,544,866
Basic earnings (loss) per share	$0.00	$(0.04)	$(0.02)
Diluted:
Weighted average ordinary shares outstanding	24,258,437,559	22,359,237,084	18,682,585,932
Dilutive effect of stock options and restricted share
units	280,572,761	—	—
Dilutive effect of contingently issuable shares	877,587,085	—	—
Weighted average shares used in computing diluted
earnings (loss) per share	25,416,597,405	22,359,237,084	18,682,544,866
Diluted earnings (loss) per share	$0.00	$(0.04)	$(0.02)

As of December 31, 2010, the Company has 1,747,346,656 ordinary share equivalents outstanding which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. In 2009 and 2008, the Company had 113,454,250 and 189,478,507, respectively, ordinary share equivalents outstanding which were excluded from the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2010	2009	2008
Outstanding options to purchase ordinary shares	1,014,825,425	96,282,204	128,361,312
Outstanding unvested restricted share units	—	17,172,046	61,117,195
Warrant shares	759,521,231	—	—
	1,774,346,656	113,454,250	189,478,507

22.	Transactions with Managed Government-Owned Foundries

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government. Prior to the termination of the management service in October 2010, management service revenues for 2010, 2009 and 2008 were $4,500,000, $6,000,000 and $12,000,000, respectively.

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded in 2010.

Furthermore, the Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million were due to long outstanding overdue receivables relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make cash payment of $47.2 million to the Company. The remaining balances were relinquished. The Company collected $28.5 million of payments from Cension during 2010 and recorded as a deduction of general and administrative expense in the consolidated statements of operations.

23.	Commitments

	(a)	Purchase commitments
As of December 31, 2010, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2011.

Facility construction	$82,989,853
Machinery and equipment	558,085,743
$641,075,596

(b)	Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to ten years. The Company makes royalty payments based on a percentage of sales of products, which use the third parties’ technology or license. In 2010, 2009 and 2008, the Company incurred royalty expense of $29,498,094, $20,836,511 and $18,867,409, respectively, which was included in cost of sales.

24.	Segment and Geographic Information

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2010	2009	2008
Total sales:
United States	$851,914,130	$632,047,071	$767,966,660
Europe	39,178,321	20,806,685	92,572,683
Asia Pacific*	58,773,919	35,625,352	40,849,450
Taiwan	173,108,545	157,624,333	185,848,747
Japan	3,187,517	9,685,012	37,706,875
Mainland China	428,626,155	214,598,650	228,766,884
	$1,554,788,587	$1,070,387,103	$1,353,711,299

* Not including Taiwan, Japan, Mainland China Revenue is attributed to countries based on headquarter of operations. Substantially all of the Company’s long-lived assets are located in the PRC.

25.	Significant Customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2010	2009	2008	2010	2009	2008
A	21%	22%	22%	27%	21%	23%
B	13%	14%	14%	*	*	*
C	10%	13%	13%	*	11%	*
D	*	*	*	*	*	16%
E	*	*	*	*	*	18%
F	*	*	*	*	10%	*

				Receivables from sale of
	Other current assets			Manufacturing equipment
	December 31,			December 31,
	2010	2009	2008	2010	2009	2008
D	*	*	50%	*	*	83%
E	*	*	*	*	*	17%

               *       Less than 10%.

26.	Contingent Liability

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and requested further information supporting the Counterparty’s claims. The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statement as of and during the year ended December 31, 2009.

In the end of 2010, the Counterparty has filed further claims under the cooperative manufacturing arrangement. The Company settled all of the disputes related to the equipment relocation claims and is continuing its investigations and negotiations with the Counterparty under the cooperative manufacturing arrangement. The contingent liability recorded as of December 31, 2010 represented the Company’s best estimate of the probable loss.

27.	Litigation

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the previous settlement agreement with TSMC (“2005 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

	1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

	2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)
Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)
Commitment to grant TSMC 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for an additional 695,914,030 shares, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the warrant, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 (assuming a full exercise of the warrant)), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the warrant were issued on July 5, 2010; and

	5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement: In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

	1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

	2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

	3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date, and previously recorded deferred cost associated with the 2005 Settlement Agreement were immediately impaired, resulting in an expense of $269.6 million which was recorded as litigation settlement in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and was accounted for as a derivative with all subsequent changes in fair value reflected in the consolidated statements of operations. The Company recorded a loss of $30.1 million and $29.8 million as the change in the fair value of commitment to issue shares and warrants in 2009 and 2010 through the date of issuance of the shares and warrants on July 5, 2010, respectively.

28.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,845,223, $12,532,810 and $11,039,680 for the years ended December 31, 2010, 2009 and 2008, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

29.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of their registered capital. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the respective companies under PRC regulations. The staff welfare and bonus reserve is determined by the Board of Directors and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2010, 2009 and 2008, the Company did not make any appropriation to non-distributable reserves.

In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of $3,328 million at December 31, 2010 is considered restricted. As a result of these PRC laws and regulations, as of December 31, 2010, approximately $3,354 million is not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2010, 2009 and 2008, the Company has not declared or paid any cash dividends on the ordinary shares.

30.	Subsequent Events

On March 1, 2011, the Company deconsolidated AT as its majority ownership interest was reduced to 10%. As a result, all previously issued preferred securities issued by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has controlling financial interest nor significant influence in AT. No cash or other consideration was received by the Company in conjunction with the disposition. As of December 31, 2010, AT had a net asset of approximately $24.5 million with a noncontrolling interest in the form of preferred securities of $36.0 million.

The Company expects to record a gain on the deconsolidation of this subsidiary equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, which has not yet been determined, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities.

31.	Components of Loss (Income) from Operations

	2010	2009	2008
Loss (income) from operations is arrived at after charging
(crediting):
Auditors’ remuneration	$1,250,000	$1,291,969	$1,584,925
Staff costs inclusive of directors’ remuneration	$209,857,797	$197,421,911	$190,942,366

32.	Directors’ Remuneration and Five Highest Paid Individuals

Directors
Details of emoluments paid or payable by the Company to the directors of the Company in 2010, 2009 and 2008 are as follows:

			Gao					Yang						Jiang		Wang
	David N.K.	Chen	Yong	Edward		Tsuyoshi	Richard Ru	Yuan	Ta-Lin	Lip-Bu	Henry	Fang	Albert	Shang	Lai	Zheng
	Wang	Shanzhi	Gang	S Yang	Zhou Jie	Kawanishi	Gin Chang	Wang	Hsu	Tan	Shaw	Yao	Y. C. Yu	Zhou	Xing Cai	Gang	Total
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
2010
Salaries and other
benefits1	$344,264	$45,000	$45,000	$—	$—	$45,000	$—	$—	$—	$60,000	$—		$—	$180,000		$—	$719,264
Discretionary bonus2,3	$225,923	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—		$—	$—		$—	$225,923
Stock Option Benefits4	$1,099,719	$14,569	$14,569	$—	$—	$28,518	$—	$—	$—	$28,518	$—		$—	$254,092		$—	$1,439,985
Total	$1,669,906	$59,569	$59,569	$—	$—	$73,518	$—	$—	$—	$88,518	$—		$—	$434,092		$—	$2,385,172
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$273,029	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits	$—	$—	$—	$8,149	$—	$8,149	$47,299	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$—	$178,214
Total	$—	$—	$—	$8,149	$—	$8,149	$320,328	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$—	$396,612
2008
Salaries and other benefits	$—	$—	$—	$—	$—	$—	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits	$—	$—	$—	$—	$—	$4,285	$144,300	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$308,242
Total	$—	$—	$—	$—	$—	$4,285	$362,698	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$—	$503,637

1.	David N.K. Wang’s salaries and other benefits in 2010, include 2 months of service since joining the Company in November 2009 which was paid in 2010.

2.	David N.K. Wang is entitled to a performance bonus of 75% of his annual salary, payable if and when the Company achieves profitability over one fiscal year.

3.	David N.K. Wang’s discretionary bonus will be paid in 2011.

4.	On February 23, 2010, Dr. Wang was granted an option to purchase 62,697,553 ordinary shares at a price of HK$0.77 per ordinary share, and an award of 26,870,379 Restricted Share Units. None of these awards had been vested as of December 31, 2010. Expenses recognized by the Company during the year ended December 31, 2010 in accordance with U.S.GAAP do not represent the actual benefits received by the recipient in 2010. The individual actual benefits to be realized upon exercise could be more or less than the accounting expenses recognized by the Company as stated above.

In 2010, 2009 and 2008, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2010, 2009 and 2008, no directors waived any emoluments.

The Company granted 90,932,333, 6,000,000, and nil options to purchase ordinary shares of the Company to the directors in 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, nil stock options were exercised and nil stock options were cancelled due to the resign of directors.

The Company granted 33,587,973, nil and nil restricted share units to purchase ordinary shares of the Company to the directors in 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, 6,717,594 restricted share units automatically vested and no restricted share units were cancelled.

32.	Directors’ Remuneration and Five Highest Paid Individuals (continued)

Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Group, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Salaries and other benefits	$1,005,019	$874,894	$941,001
Bonus	654,357	—	—
Stock option benefits	827,718	182,730	232,296
Total emoluments	$2,486,094	$1,057,624	$1,173,297

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual. Their emoluments were within the following bands:

	2010	2009	2008
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,000,000 ($128,470) to HK$1,500,001 ($192,705)	—	1	1
HK$1,500,001 ($192,705) to HK$2,000,000 ($256,941)	—	3	3
HK$4,000,001 ($513,881) to HK$4,500,000 ($578,116)	1	—	—
HK$4,500,001 ($578,116) to HK$5,000,000 ($642,352)	2	—	—
HK$5,000,001 ($642,352) to HK$5,500,000 ($706,587)	1	—	—

33.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

	(i)	In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share- based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

	(ii)	Under US GAAP, the Company presented the redeemable convertible preferred shares in AT that were not owned by the Company as noncontrolling interest. The accretion of interest on noncontrolling interest was separately disclosed on the face of the statement of operations.

Under IFRS, IAS 32 requires an entity that issues a financial instrument with characteristics of both liabilities and equity to separately classify the liability and equity components. The liability component is measured at fair value at inception, and any residual proceeds are allocated to the equity component. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non- convertible debt. The accretion of interest to record the redeemable convertible preferred shares at redemption value is recognized as interest expense. The value assigned to the conversion option of the redeemable convertible preferred shares is considered to be insignificant at initial recognition.

	(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

33.	Differences between US GAAP and International Financial Reporting Standards (continued)

	(iv)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long- lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognized as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007, The undiscounted expected future cash flows are in excess of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow is less than the carrying value of those long-lived assets. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods as the long-lived assets became depreciated.

	(v)	Under US GAAP, income (loss) from equity method investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity method investment is presented as a component of income (loss) before income tax benefit (expense).

33.	Differences between US GAAP and International Financial Reporting Standards (continued)

The adjustments necessary to restate income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

			2010	2009	2008
Net income (loss) under US GAAP			$14,010,646	$(962,477,542)	$(432,380,240)
IFRS adjustments:
ii)	Presentation of noncontrolling interest		(1,050,000)	(1,059,663)	(7,850,880)
iv)	Impairment of long-lived assets		—	—	105,774,000
iv)	Depreciation of long-lived assets		(2,064,292)	(2,569,243)	4,633,535
v)	Presentation of income (loss) from equity investment		284,830	(1,782,142)	(444,211)
Net income (loss) under IFRS			$11,181,184	$(967,888,590)	$(330,260,796)
Earnings (loss) per share under IFRS			$0.00	$(0.04)	$(0.02)
Equity as reported under US GAAP			$2,169,537,375	$1,796,240,383	$2,749,364,501
iv)	Depreciation of long-lived assets		—	2,064,292	4,633,535
Stockholders’ equity under IFRS			$2,169,537,375	$1,798,304,675	$2,753,998,036
Cost of sales
	as reported under US GAAP		1,244,714,305	1,184,589,553	1,412,851,079
	IFRS adjustments
	ii)	Depreciation of long-lived assets	2,064,292	2,569,243	(4,633,535)
	Under IFRS		$1,246,778,597	$1,187,158,796	$1,408,217,544
Interest expenses
	as reported under US GAAP		22,655,830	24,699,336	50,766,958
	IFRS adjustments
	ii)	Accretion of interest on Series A shares	1,050,000	1,059,663	4,795,288
	Under IFRS		$23,705,830	$25,758,999	$55,562,246
Income (loss) before tax
	as reported under US GAAP		8,907,319	(1,007,319,642)	(405,503,036)
	IFRS adjustments
	iv)	Impairment of long-lived assets	—	—	105,774,000
	iv)	Depreciation of long-lived assets	(2,064,292)	(2,569,243)	4,633,535
	v)	Presentation of income (loss) from equity investment	284,830	(1,782,142)	(444,211)
	ii)	Accretion of interest on Series A shares	(1,050,000)	(1,059,663)	(4,795,288)
	Under IFRS		$6,077,857	$(1,012,730,690)	$(300,335,000)
Plant and equipment
	As reported		$2,351,862,787	2,251,614,217	2,963,385,840
	IFRS adjustments
	iv)	Depreciation of long lived assets	—	2,064,292	4,633,535
	Under IFRS		$2,351,862,787	$2,253,678,509	$2,968,019,375

33.	Differences between US GAAP and International Financial Reporting Standards (continued)

		2010	2009	2008
Current liabilities as reported under US GAAP		$1,399,345,332	$1,031,522,572	$899,772,911
ii)	Presentation of Series A shares	35,891,507	34,841,507	42,795,288
Under IFRS		$1,435,236,839	$1,066,364,079	$942,568,199
Additional paid-in capital as reported under US GAAP		3,858,642,606	3,499,723,153	3,489,382,267
IFRS adjustments
i)	Retrospective adjustment on adoption of IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a change in accounting principle	5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)
Under IFRS		$3,838,228,857	$3,479,309,404	$3,468,968,518
Accumulated deficit as reported under US GAAP		(1,698,946,565)	(1,712,046,962)	(748,509,757)
IFRS adjustments
i)	Retrospective adjustment on adoption of IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reverse of cumulative effect of a change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iii)	Carry forward prior year’s adjustment on deemed dividend	55,956,051	55,956,051	55,956,051
iv)	Depreciation of long-lived assets	—	2,064,292	4,633,535
Under IFRS		$(1,678,532,816)	$(1,689,568,921)	$(723,462,473)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2010, 2009 and 2008, and details of which are set out as below:

(a)	Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value

(b)	Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

33.	Differences between US GAAP and International Financial Reporting Standards (continued)

	(c)	Research and development costs

IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.
Under US GAAP, research and development costs are expensed as incurred except for:
  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.
The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

SHARE CAPITAL

(1)	Placing Agreement
On July 8, 2010, the Company announced that it had entered into a placing agreement with the placing agents in relation to a placing of 1,500 million ordinary shares at a price of HK$0.52 per share. The completion of the placing took place on July 15, 2010 and an aggregate of 1,500 million new shares were issued to not fewer than six independent placees, who are third parties independent of the Company and its connected persons.

(2)	Datang Subscription Agreement
On November 11, 2010, 1,528,038,461 new ordinary shares were issued to Datang Telecom Technology & Industrial Holdings Co., Ltd. (“Datang”) pursuant to the subscription agreement entered into between the Company and Datang on July 15, 2010 at the price of HK$0.52 per share. Further details are set out in the section entitled “Connected Transactions” below.

(3)	Share and Warrant Issuance Agreement with TSMC
On November 10, 2009, the Company announced that it entered into a settlement agreement with Taiwan Semiconductor Manufacturing Company, Ltd. (“TSMC”) to resolve all pending lawsuits between the parties, including the legal action filed by TSMC in California for which a verdict was returned against the Company on November 4, 2009 and the legal action filed by the Company in Beijing.

As part of the settlement, the Company entered into a share and warrant issuance agreement with TSMC on November 9, 2009, whereupon the Company conditionally agreed to issue to TSMC, 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain, by means of exercise of the Warrants, ownership of approximately 2.78% of SMIC’s issued share capital as at December 31, 2010 after giving effect to the share issuances for TSMC’s exercise of all of the Warrants to which it is entitled under the Share and warrant issuance agreement) (the “Warrant Shares”), subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the Warrant were issued on July 5, 2010.

(4)	Other Movements in the Share Capital
During the year ended December 31, 2010, the Company issued 14,933,773 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 43,173,033 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Plan and 82,247,855 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”).

During the year ended December 31, 2010, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Ordinary Shares
Outstanding
Outstanding Share Capital as at December 31, 2010	27,334,063,747

Under the terms of the EIP, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2010, the Compensation Committee granted a total of 207,315,992 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2010
1-Jan	21,309,638
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	57,267,232
3-Mar	250,000
23-Mar	175,000
30-Mar	50,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	145,090
16-Jun	125,000
21-Jun	75,000
1-Jul	330,333
1-Sep	578,865
16-Sep	75,000
1-Oct	287,500
16-Oct	222,216
27-Oct	50,000
10-Nov	6,717,594
6-Dec	100,000
12-Dec	75,000
18-Dec	1,679,398

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	15,019,312
22-Jan	12,600
29-Jan	75,000
1-Feb	2,162,791
4-Feb	1,679,398
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,398
1-Mar	39,945,349
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-May	75,000
15-May	62,500
22-May	8,750
16-Jun	125,000
21-Jun	75,000
1-Jul	235,340
13-Aug	252,754
1-Sep	206,365
16-Oct	150,000
27-Oct	50,000
10-Nov	6,717,595
12-Dec	75,000
18-Dec	1,679,399
2012
1-Jan	10,807,608
29-Jan	75,000
1-Feb	2,162,792
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-Jul	48,340
13-Aug	252,754
1-Sep	206,365
27-Oct	50,000
10-Nov	6,717,595
18-Dec	1,679,398

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2013
1-Jan	5,264,770
1-Feb	2,162,791
4-Feb	1,679,398
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
1-Jul	24,840
13-Aug	252,754
1-Sep	187,500
10-Nov	6,717,595
18-Dec	1,679,399
2014
1-Jan	5,264,810
1-Feb	2,162,792
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,993
1-Jul	24,840
13-Aug	252,755
1-Sep	187,500

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company’s ordinary shares in 2010.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www. smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices. The Company has complied with all Code Provisions of the CG Code throughout the year.

COMPLIANCE WITH MODEL CODE ON SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2010. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Company for the year ended December 31, 2010.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2010 will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to shareholders of the Company in due course.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. David N.K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC March 30, 2011

* For identification only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 6 April, 2011	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director